[LETTERHEAD OF JUPITERMEDIA CORPORATION]

January 5, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Jupitermedia Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2008
File No. 000-26393

Dear Mr. Owings:

On behalf of Jupitermedia Corporation (the “Company” or “Jupitermedia”), please find below the Company’s responses to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of December 23, 2008 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 4, 2008 (the “Preliminary Proxy Statement”). The Company is concurrently filing a revised Preliminary Proxy Statement that incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Defined terms used herein without definition have the meanings ascribed to them in the Preliminary Proxy Statement, as revised.

To facilitate the Staff’s review, in addition to filing this response letter and the revised Preliminary Proxy Statement electronically, we have sent to your attention five courtesy copies of this letter and the revised Preliminary Proxy Statement marked to show changes from the draft filed on December 4, 2008.

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The Special Meeting, page 11

Vote Required for Approval, page 11

1.	Comment: We note the December 2008 Form 4 filings that Messrs. Meckler, Bach and Patrick have made. Please indicate whether any recent acquisitions are subject to the support agreements entered into with Getty Images, dated as of October 22, 2008.

Response: The shares of common stock of the Company beneficially owned by Mr. Meckler that were acquired after the date of the support agreement (as reported in the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

referenced Form 4 Statement of Changes, filed with the Commission on December 12, 2008) are subject to Mr. Meckler’s support agreement with Getty Images, dated as of October 22, 2008, pursuant to the terms of such support agreement. Messrs. Bach and Patrick are not party to any support agreements with Getty Images and as such any recent acquisitions made by either of them are not subject to a support agreement with Getty Images.

Proposal #1: Proposal to Sell Jupiterimages, page 14

Background of the Sale of Jupiterimages, page 14

2.	Comment: In an article published by the New York Post on February 21, 2007 entitled “Getty Is Eying ‘Net Rival,” anonymous sources indicated that Getty Images could be willing to purchase Jupitermedia at a price of $11.00 per share. Please confirm that $9.75 was the maximum price proposed by Getty Images during the time period of December 2006 through early March 2007.

Response: The Company confirms that $9.75 was the maximum price proposed by Getty Images during the time period of December 2006 through early March 2007. The price listed in the referenced New York Post article, which was based on an anonymous source, was incorrect. As a result of such incorrect speculation, the Company made a public announcement on the following day (February 22, 2007) to confirm ongoing discussions with Getty Images regarding a potential sale of the Company for $9.60 per share.

3.	Comment: In several locations throughout your background discussion rather than identifying the individuals that participated in certain meetings and/or discussions you refer to “certain” individuals or “representatives” of certain parties. Please revise your disclosure so that it identifies all key people who participated in any discussion, meeting or negotiation related to the various merger discussions rather than the general descriptions you currently provide. Also clarify the nature of each bidder to state whether the bidder is a strategic or financial bidder.

Response: The Company has revised the background discussion of the Preliminary Proxy Statement on pages 14 to 21 to address the Staff’s comment and has included the names of the key representatives of H&F, Getty Images and the Company who participated in discussions, meetings or negotiations. The Company respectfully submits that it is bound by confidentiality agreements with each of the other bidders discussed in the Preliminary Proxy Statement that prohibit it from disclosing their names and accordingly the names of their respective representatives that participated in discussions, meetings or negotiations. The Company further respectfully submits that since Merrill Lynch was only financial advisor to the Company, WFG counsel to the Company and Weil counsel to Getty Images and each was not a party to the transaction between the Company and Getty Images, reference to the specific individuals at Merrill Lynch, WFG

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

and Weil who participated in background discussions is not necessary and not material to the background discussions. The Company has also revised the background discussion of the Preliminary Proxy Statement to clarify the nature of each bidder to state whether the bidder is a strategic or financial bidder.

4.	Comment: Please revise the disclosure in the first paragraph of your “Background of the Sale of Jupiterimages” section to discuss why Jupitermedia was seeking to sell Jupiterimages, how discussions between Jupiterimages and Getty Images arose, why the discussions ended and the number of discussions or meetings that occurred from December 2006 to March 2007. Also, please revise your disclosure to describe the relationship between Jupitermedia and Getty Images before December 2006.

Response: The Company has revised the background discussion of the Preliminary Proxy Statement on page 14 to comply with the Staff’s comment and has included the following information:

•

Why the proposed sale of Jupiterimages: The board of directors of Jupitermedia considered possible strategic alternatives, including maintaining the operations of the Online images business of Jupitermedia (the “Images Business”) and engaging in additional acquisition or disposition transactions, and the risks associated with such alternatives, each of which the board of directors of Jupitermedia determined not to pursue in light of its belief, and the belief of Jupitermedia’s management, that the sale of Jupiterimages would maximize stockholder value and would be more favorable to stockholders than any other alternative reasonably available to Jupitermedia and its stockholders.

•

How discussions between Jupitermedia and Getty Images arose: Discussions between Jupitermedia and Getty Images began in early November 2006 when Jonathan Klein, Chief Executive Officer of Getty Images, contacted Mr. Meckler to discuss whether Jupitermedia would be interested in considering a transaction with Getty Images. Following that initial contact, Mr. Klein and Mr. Meckler exchanged several calls and met in person in New York City in early December 2006 to discuss the potential sale of Jupitermedia to Getty Images.

•

Why discussions between Getty Images and Jupitermedia were terminated: Getty Images terminated discussions with Jupitermedia, and the parties announced that discussions between them related to the potential transactions had terminated, on March 7, 2007. At the time, representatives of Getty Images informed Jupitermedia that Getty Images was terminating discussions with Jupitermedia because the board of directors of Getty Images did not approve proceeding with such proposed transactions.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

•

Number of discussions or meetings between Jupitermedia and Getty Images: During the period between December 2006 and early March 2007, there were numerous discussions between Getty Images and Jupitermedia and their respective representatives.

•

The relationship between Jupitermedia and Getty Images before December 2006: Before December 2006, Jupitermedia and Getty Images were competitors and were parties to agreements to distribute each others’ products (which agreements were terminated prior to any discussions between the parties regarding the potential transactions). The parties had no business relationship at the time of their discussions other than as competitors.

5.	Comment: On page 15 and in other areas in your background discussion you indicate that certain potential bidders had an interest in acquiring “...certain select assets, (but not all assets) of the Images business...” Please briefly describe the select assets that each of the various bidders was interested in purchasing.

Response: “… certain select assets, (but not all assets) of the Images Business…” refers to the assets of Jupiterimages excluding Stockexpert, Animation Factory, the music assets of the Images Business which includes the Web sites and related music assets located at royaltyfreemusic.com, bbm.net, eStockMusic.com, Crank City Music, Blue Fuse Music, FlyingHands.com and the Studio Cutz Music Library (the “Music Assets”) and Clipart.com (which, collectively, generated approximately 11% of the revenues of the Images Business in 2007) with respect to Third Bidder and Fourth Bidder. Fourth Bidder was later interested in acquiring only the “rights managed” business of Jupiterimages (which generated approximately 15% of the revenues of the Images Business in 2007). The Company has revised the background discussion of the Preliminary Proxy Statement on pages 15, 16, 17, 19 and 20 to address the Staff’s comment.

6.	Comment: In the eighth paragraph on page 16 you mention the draft of the stock purchase agreement. Please briefly discuss the material aspects of that agreement. Also, in various places in your background discussion, such as in the second paragraph on page 18, you disclose that discussions or negotiations took place with respect to the terms of the stock purchase agreement. Please elaborate upon the content of each discussion or negotiation that took place regarding the stock purchase agreement.

Response: The draft stock purchase agreement provided to H&F and Second Bidder contained customary terms and provisions. During the referenced negotiations and discussions, the parties negotiated primarily the representations and warranties, covenants, termination provisions, indemnification provisions and provisions relating to potential purchase price adjustments. The Company has revised the background discussion of the Preliminary Proxy Statement on pages 16 and 18 to address the Staff’s comment.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

7.	Comment: In the tenth paragraph on page 16 and in other places in this section you disclose that some of the bidders would request exclusivity, but that you would not grant exclusivity at that time. In each instance please briefly indicate why you did not grant exclusivity.

Response: The Company did not grant exclusivity to any of the bidders that requested exclusivity because at the time of such requests, none of the preliminary bids that were received were firm or pre-emptive in light of the competitive sale process the Company was conducting. At the time, Getty Images received a verbal indication that the Company would give it a reasonable opportunity to complete its due diligence before signing a definitive agreement with any other party, but was not granted exclusivity. In addition, the length of time for which exclusivity was requested by each requesting bidder was determined to be too lengthy and therefore not in the best interests of the Company to accept given the on-going discussions with multiple parties, including the more advanced discussions with Getty Images. The Company has revised the background discussion of the Preliminary Proxy Statement on pages 16 and 18 to address the Staff’s comment

8.	Comment: In paragraph one on page 17 you indicated that you suggested that the Fourth Bidder use a seller note to finance Fourth Bidder’s purchase of Jupiterimages. Please briefly discuss this alternative and the material terms of the seller note.

Response: While detailed terms of the seller note were not discussed, the Company did suggest, given the Fourth Bidder’s cash constraints, that it would consider accepting, as partial consideration, a 3 to 5 year term promissory note with interest payable at prevailing market interest rates. No further detail with respect to the note was discussed. The Company has revised the background discussion of the Preliminary Proxy Statement on page 17 to address the Staff’s comment.

9.	Comment: In the seventh paragraph on page 17 you state “[o]n August 4, 2008, Mr. Meckler contacted Third Bidder to inform Third Bidder that its current range of purchase price was not acceptable...” You make similar statements throughout your background discussion regarding other bids. In each instance, please indicate if the bid was presented to the board of directors, and if so, their response and please provide any reasons beyond the consideration offered why Jupitermedia found the bids insufficient.

Response: Bids received from bidders were presented to and discussed with, both formally and informally, the members of the board of directors of the Company throughout the sale process. Formal bids were also presented in detail to the board of directors at the meeting of the board of directors held on August 13, 2008. Based on its thorough and careful consideration of all of the bids received by the Company, presentations made by its financial advisor, advice of legal counsel, and its consideration of all other factors it deemed relevant (including the business condition and prospects of

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

the Images Business and general market conditions), the board of directors of the Company determined that the bid from Getty Images provided best stockholder value and deal certainty. The Company has revised the background discussion of the Preliminary Proxy Statement on page 21 to address the Staff’s comment.

10.	Comment: In paragraph eleven on page 18 you indicate that the Fourth Bidder was interested in purchasing the “rights managed” portion of Jupiterimages. Please briefly describe your “rights managed” business.

Response: The “rights managed” business of Jupiterimages (which generated approximately 15% of the revenues of the Images Business in 2007) consists of photos licensed pursuant to limited licenses which are limited by geography, duration and/or use. The “rights managed” business includes Jupitermedia’s photo collections of Workbook stock, Botonica, Nonstock, Foodpix and numerous other third party rights collections that Jupiterimages represents around the world. The Company has revised the background discussion of the Preliminary Proxy Statement on page 18 to address the Staff’s comment.

11.	Comment: In paragraph four on page 19 you state “[d]iscussions and negotiations continued throughout the week with respect to various transaction terms, including target closing date working capital.” Similarly, you state in paragraph one on page 20 that “...the parties discussed other aspects of the stock purchase agreement, including...” Please revise this section to disclose all material terms discussed or negotiated during the various meetings, discussions or negotiations held with regard to the sale of Jupiterimages or revise your disclosure to state, if true, that the items you list were the only material issues discussed or negotiated. Please revise any similar language found in your background discussion.

Response: The Company has revised the background discussion of the Preliminary Proxy Statement on pages 19 and 20 to address the Staff’s comment and has included the following information:

•

Paragraph four on page 19-the other transaction terms discussed were the definition of working capital, the timing of the calculation of working capital, the expected closing date, restrictions on the operations of the Company during the executory period, representations and warranties, the portion of the purchase price to be placed in an escrow account to provide a partial fund for indemnification claims made by Getty Images, and the terms of the Company’s covenant not to compete with Getty Images post-closing.

•	Paragraph one on page 20-the other transaction terms discussed were representations and warranties, covenants, indemnification and termination provisions.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

12.	Comment: In the fourth paragraph on page 20 you discuss the Fourth Bidder’s offer with regard to acquiring only the “rights managed” portion of Jupiterimages. Please discuss Jupitermedia’s response to this offer. Also, please clearly indicate with respect to each bidder when you no longer considered their interest and why.

Response: The Company pursued discussions with the Fourth Bidder with respect to the sale of the “rights managed” portion of Jupiterimages until the board of directors of the Company approved the transaction with Getty Images and the Company and Getty Images entered into the stock purchase agreement. The Company was interested in maintaining the option to sell the “rights managed” portion of Jupiterimages to the Fourth Bidder if the transaction with Getty Images did not move forward. Similarly, the Company pursued discussions with the Third Bidder and the Fifth Bidder until the board of directors of the Company approved the transaction with Getty Images and the Company and Getty Images entered into the stock purchase agreement. The Company was interested in keeping the option to sell the assets of Jupiterimages (excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com) to the Third Bidder or the Images Business to the Fifth Bidder if the transaction with Getty Images did not move forward. The Second Bidder withdrew from the process. The Company has revised the background discussion of the Preliminary Proxy Statement on page 21 to address the Staff’s comment.

13.	Comment: In the sixth paragraph on page 20 you state that “[a]fter discussions with Jupitermedia’s management and certain members of its board of directors...” Please disclose who from the board of directors participated in the discussions and why they were the only ones included in the discussions.

Response: During negotiations with Getty Images, all members of the board of directors of the Company were provided updates, both as an entire group and at times in smaller subsets of the entire board (based on their relative availability), on open issues and the status of the negotiations, in addition to their participation in the formal meetings of the board of directors which were held from time to time to discuss and consider the various bids. The Company has revised the sixth paragraph on page 20 to clarify the foregoing.

Opinion of Jupitermedia’s Financial Advisor, page 22

14.	Comment: In the fifth paragraph on page 22 you state that “[t]he opinion is solely for the use and benefit of Jupitermedia’s board of directors in its evaluation of the sale of Jupiterimages to Getty Images and shall not be used for any other purpose.” We note a similar statement in Annex C. Because it is inconsistent with the disclosures related to the opinion, please delete the limitation. Alternatively, disclose the basis for Merrill Lynch’s belief that shareholders cannot rely upon the opinion to support any claims against Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in Merrill Lynch’s opinion letter). Describe any applicable state-law

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

authority regarding the availability of such a potential defense. In the absence of state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of a state-law defense to Merrill Lynch would have no effect on the rights and responsibilities of either it or the board of directors under the federal securities laws.

Response: In response to the Staff’s comment Jupitermedia has revised the sentence in both the Preliminary Proxy Statement and Merrill Lynch’s opinion at Annex C thereto to delete the reference that the opinion is “solely for the use and benefit of Jupitermedia’s board of directors” and deleted the reference that the opinion “shall not be used for any other purpose.” Further, Jupitermedia has removed the reference in both the Preliminary Proxy Statement and Merrill Lynch’s opinion at Annex C thereto that the opinion “is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of Jupitermedia or Getty Images, or any other party,” and Merrill Lynch has reissued the opinion to reflect the amendments set forth above.

Representations and Warranties, page 30

15.	Comment: In the third full paragraph on page 30 under the heading “Representations and Warranties” you state that “[t]hese representations and warranties are intended for the benefit of the parties only and are not for the benefit of stockholders or the investing public generally” and “[a]ccordingly, you should not rely on these representations and warranties as statements of fact.” Please revise to remove any potential implication that the referenced opinion and merger agreement do not constitute public disclosure under the federal securities laws. Please revise any other similar language in your filing.

Response: The Company has revised the third paragraph on page 30 of the Preliminary Proxy Statement, under the heading “Representations and Warranties,” to address the Staff’s comment and has removed any potential implication, here and elsewhere in the Preliminary Proxy Statement, that the referenced opinion and merger agreement do not constitute public disclosure under the federal securities laws.

16.	Comment: In the third full paragraph on page 30 you state that “[t]hese representations and warranties are subject to qualifications, limitations, and information contained in confidential disclosure schedules exchanged by the parties in connection with negotiating the terms of the stock purchase agreement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 5, 2009

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Preliminary Proxy Statement not misleading.

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In response to the Staff’s request for written confirmation from the Company regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mitchell S. Eisenberg

Mitchell S. Eisenberg

Executive Vice President and General Counsel

cc:	Kyle Krpata, Weil, Gotshal & Manges LLP
John Lapham, Getty Images, Inc.
Jeffrey R. Poss, Willkie Farr & Gallagher LLP